February 1, 2022

VIA E-MAIL

Bradford Rodgers, Esq.
Protective Life Insurance Company (   PLIC   )
2801 Highway 280 South
Birmingham, Alabama 35223

Re: Protective Variable Annuity Separate Account: Initial Registration Statement on Form N-4 (SEC File Nos. 333-261426 & 811-08108)

Dear Mr. Bradford:

The Staff has reviewed the above-referenced initial registration statement for Protective Aspirations
Variable Annuity which was filed with the Commission on November 30, 2021. We have provided a full review of the documents filed thus far, and our initial comments are indicated below. Page references reflect the pages in the courtesy copy provided for our review. Item references are to the item numbers set forth in Form N-4 unless otherwise indicated. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.
Comments on statutory prospectus disclosure also apply to the Initial Summary
Prospectus (   ISP   )
to the extent corresponding disclosure is required by Form N-4 and Rule 498A under the Securities
Act (17 CFR 230.498A).

1. Guarantees. Please confirm supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Contract features or benefits associated with the contract.

2. Missing Information. We note that certain material information and required exhibits were not included in the initial N-4 filing. Please include all currently missing or bracketed information including a completed Rate Sheet Supplement and prospectus appendices in a pre-effective amendment. We may have additional comments on the new material as well as the responses to questions we pose in this letter.

3. Rate Sheet Prospectus Supplement. Currently, the bracketed percentages do not indicate the value to which each percentage will refer (e.g., as a percentage of average Variable Account value,
Benefit Base, SecurePay Roll-up Value, etc.). In your pre-effective amendment, please include the reference value on the Rate Sheet Prospectus Supplement along with the omitted values.

4. Glossary (pp. 3-5).
a. Annuity Value. If correct, please consider stating that this value is generally equal to Contract
Value minus applicable premium tax.
 Mr. Bradford Rodgers
February 1, 2022
Page 2 of 10
b. Good Order. Please consider providing a more limited description of Good Order in the glossary and moving the more detailed information to the prospectus narrative where the details are most relevant to the reader.

c. Maximum Withdrawal percentage. Please consider defining    Maximum
Withdrawal    and
   Maximum Withdrawal percentage    as both are used to define other terms in
the contract.

d. Rider Issue Date. The definition of this term is circular. Please clarify when the relevant rider
is deemed to be    issued.

5. Item 2: Key Information Table (pp. 7 - 11)
a. Cross References in the KIT. Please confirm that the cross-references in the Key Information
Table in the electronic version of the prospectus and summary prospectuses will be linked to provide electronic access to the corresponding statutory prospectus text sections.

b. Transaction Charges. For clarity and brevity, please consider deleting the
statement    [y]ou may
also be charged for the transaction listed below.    The language is
unnecessary.

c. Ongoing Fees and Expenses Preamble. In the 2nd sentence of the Item 2 fee table preamble,
please use the term    Contract specifications page    as you do in the
preamble to the table on page
13.

d. Maximum / Minimum Charges. Consistent with the presentation in item 2 of Form N-4, please show the minimum charge column to the left and the maximum charge column to the right.

e. Maximum / Minimum Charges. Please confirm that minimum and maximum fees will be based upon gross expenses before fee waivers. If any fund charges fund facilitation
fees (   Platform
Charges    for purposes of Form N-4), also include the maximum platform charge in calculating both
of the Investment options values. See Instruction 2(c)(i)(E) to Item 2 of Form N-4.

f. Maximum / Minimum Charges. Please disclose a single line item for the optional benefits reflecting the lowest current fee for an optional benefit and the highest current fee for an optional benefit. Please also note that the use of a rate sheet supplement to change current fees may require updates to the key information table if the rate sheet changes the lowest and high current fees for an optional benefit.

g. Footnotes to Ongoing Fees and Expenses. For clarity, consistency, and ease of understanding, please reformat to the footnotes using a smaller font than the reference text in the fee portion of the table.

h. Subheadings. In the fourth subheading of the Risk section, please insert the
word    Insurance
before    Company risks    as provided in Form N-4. Likewise, please modify the
first subheading
under    Restrictions    to refer to    Investments    rather than
Investment Options.    See Instruction
1(a) to Item 2 of Form N-4.
 Mr. Bradford Rodgers
February 1, 2022
Page 3 of 10
i. Presentation of Optional Benefits.
Instead of listing restrictions for each type of benefit, please disclose in general terms whether there are any restrictions or limitations relating to optional benefits, and/or whether an optional benefit may be modified or terminated by the Registrant. This information is presented as dense narrative text. Please consider revising this information so that it is more easily digested and understood by shareholders (e.g., bullet points).

j. Tax Implications. Please consider revising the discussion of Qualified and non-Qualified distributions so the text in the Tax Implications section is more concise and easier to follow.

6. Item 3: Overview of the Contract (pp. 11 - 13). The term    principal
guarantee    appears only
once in the prospectus under Item 3 to describe the category of contract
features titled    Optional
benefits that occur during your lifetime.    For clarity, please include the
names of each optional
benefit that functions as a principal guarantee feature for this purpose.

7. Item 4: Fee Table (pp. 13 - 16).
a. Preamble Language. Please modify the fee table preamble to include the
phrase    or making
withdrawals from the Contract    per the language shown in Item 4 of Form N-4.

b. Sales Charge Imposed on Purchase Payments. Per Instruction 3 to Item 4 of Form N-4, a registrant may omit the captions for charges the contract does not impose or reserve the right to impose. For presentation clarity, please consider deleting this line item.

c. Cross References. We note that multiple fee table footnotes include cross-references that misstate the name of the disclosure heading in the corresponding section of the prospectus text (e.g.,
   THE SECUREPAY RIDER    rather than    THE SECUREPAY RIDERS   ). Please
review all cross-
references anywhere they may appear in the disclosure. Ensure that each section heading name is presented accurately and consistently throughout the prospectus or revise as needed.

d. Annual Portfolio Company Expenses Footnote. Please delete the footnote to the fund fee table or present the impact of contractual expense reimbursement and waiver agreements in an additional line item per Instruction 17 to Item 4 of Form N-4.

e. Example Assumptions. We note that the presentation of the Expense Examples assumes there is no difference in the amount charged upon surrender and the amount charged upon annuitization.
Please confirm that this is correct or provide expense example figures showing surrender charges imposed in later years as a consequence of the automatic withdrawal plan.

8. Item 5: Principal Risks of Investing In the Contract (p. 17).
a. Short Term Savings Vehicle Risk. Please specifically refer to the contract s limitations on access to cash through withdrawals and the impact of excess withdrawals on both the death benefits and the living benefit offered.

b. Investment Risk. Under the Investment Risk subheading, modify the disclosure to highlight the difference between underlying fund level risks (i.e., poor performance due to fund strategy and portfolio management) and investment risks at the contract level (i.e., loss of contract value and/or
 Mr. Bradford Rodgers
February 1, 2022
Page 4 of 10
negative tax consequences due to the Owner   s selected optional features).
Also, specifically
identify the contract features covered by the phrase    certain benefits and
guarantees under the
Contract.

c. Tax Consequences. Please provide a description of these tax risks that is more robust than the tax risk discussion in the KIT as well as a linked cross-reference to the prospectus disclosure where these issues are addressed in greater detail.

d. Additional Principal Risks. Please consider adding additional principal risks relating to any restrictions on future purchase payments and any risks associated with the optional benefits (e.g., investment restrictions, impact of withdrawals, increasing fees, investor may not live long enough to see a benefit, etc.).

9. Protective Life Insurance Company (pp. 17-18).
a. Dai-ichi Life Holdings, Inc. Please clarify the reference to Dai-ichi as a top 20 global life
insurance company    by disclosing the authority for this data and the
selection criteria applied.

b. Financial Strength. To avoid investor confusion as to whether the Company
s financial strength
and claims paying ability have any impact on the investment performance of the Separate Account subaccounts, please delete the last clause of the last sentence of the second paragraph, which reads
   and making investment decisions under the Contract.    Also make parallel
changes to the same
language under Our General Account on page 33.

10. Protective Variable Annuity Separate Account (p. 18). The context of the final paragraph may be unclear to investors. If correct, please clarify that investors underlying fund option choices are
limited to a subset of conservative fund options specifically chosen to limit the insurance
company   s risk under the SecurePay rider.

11. Asset Allocation Model Portfolios: Generally (pp. 19 -20). At the end of the second full paragraph on page 20, please include a cross-reference to the prospectus section discussing the impact of Prohibited Allocation Instructions on contracts that include Protected Lifetime Income
Benefits. If an Owner   s new Model Portfolio allocation instructions could be
treated as Prohibited
Allocation Instructions and terminate the SecurePay Protector rider inadvertently, please include a statement to this effect on page 20 as well.

12. Addition, Deletion or Substitution of Investments (pp. 21 - 22). Page 22 of the statutory prospectus notes that the availability of portfolio companies may vary by contract class. Please include a statement in the introductory legend to the fund appendix in the statutory prospectus and
ISP that the availability of portfolio companies may vary by contract class, and explain how an investor can determine which portfolio companies are available to him or her.

13. Owner (p. 22).
a. Change in Ownership. If correct, please add    regardless of whether the
Return of Purchase
Payments Death Benefit has been selected    to the end of the first sentence in
the last paragraph or,
in your response letter, explain why this statement of caution would be inappropriate.
 Mr. Bradford Rodgers
February 1, 2022
Page 5 of 10
b. Impact of Ownership Change on Rider Benefits. The distinction between cancelation of a
Protected Lifetime Income Benefit rider - which is not permitted for 10 years - and termination of the same rider - which can happen at any time for multiple reasons - is confusing. Please revise the disclosure here and in the SecurePay Rider sections to clarify how cancelation and termination differ and, specifically, how each impacts ongoing Contract charges and the availability of other optional Contract features and permitted underlying investment options.

14. Issuance of a Contract (p. 23). In the first sentence of this section, what
does the phrase    for
any reason permitted or required by law    modify and what circumstances is it
intended to address?
Please clarify supplementally and consider redrafting to clarify its intent and impact.

15. Purchase Payments (pp. 23-24).
a. Impermissible Purchase Payments. Please explain what happens if an investor attempts to make a Purchase Payment within the prohibited three-year period prior to the Annuity Date and the alternative choices available to an Owner in these circumstances.

b. SecurePay Restrictions of Purchase Payments. Using the defined term
Benefit Election Date
and providing a cross-reference to    THE SECUREPAY RIDERS    section obscures
a reader   s clear
understanding that the first payment taken under a SecurePay rider ends the
Owner   s ability to make
any more Purchase Payments under the contract. Please explicitly state that no Purchase Payments will be accepted once the Owner begins taking withdrawals under a SecurePay rider or two years after opting to buy the feature.

c. Impact of Rights Reserved. In light of the significance of the consequences identified in the two
paragraphs specifically addressing the Company   s broad authority to impose
future additional
barriers on an Owner   s ability to make purchase payments, the corresponding
disclosure should be
at least as prominent as the last paragraph of this section. Please use the same bold and italicized font to draw attention to these risks as well.

16. Right to Cancel (p. 24). In the first paragraph under    Right to Cancel
on page 24, please
provide a cross reference to where state variations are disclosed.

17. Determination of Accumulation Units (p. 25). The last bullet point on page 25 refers to a
Protective Income Manager fee. This is the only time that term is used in the prospectus. Please delete it or define, explain, add references to this fee in appropriate locations throughout the filing.

18. Net Investment Factor (p. 26). Please clarify the relationship between the charges identified in sub-paragraph (3) and the Base Contract Expenses shown in the fee table on page 13.

19. Transfers (pp. 26-30).
a. Investment Options: Fixed v. Guaranteed Account. The first sentence of the Transfers section
states,    Investment Options are the Sub-Accounts of the Variable Account and
the Guaranteed
Account available in this Contract.    However, the third paragraph under this
same header refers
solely to the    Fixed Account option    (without reference to the DCA
Account). For ease of reader
comprehension, please consider distinguishing between the Guaranteed Account and the Fixed
Account more clearly within the context of the Transfers section.
 Mr. Bradford Rodgers
February 1, 2022
Page 6 of 10


b. Limitations on Transfers. Please indicate how much notice will be provided if the Company exercises its discretion to discontinue any form of non-written transfer instructions.

c. Number of Transfers. Please clarify that the discretion to charge for or limit the number of transfers may be applied to individual Contracts deemed to engage in
excessive    transactions.

d. Limitations on Frequent transfers, including    market timing    transfers.
Consistent with Form
N-4   s goal of simplifying annuity prospectus disclosure, please consider deleting repetitive
language and abbreviating this section somewhat.

e. Dollar Cost Averaging. Please review and confirm the last sentence of the second paragraph, or
substitute    current allocation instructions    for    current dollar cost
averaging instructions.

20. Surrenders and Withdrawals (pp. 30 - 32).
a. Surrender Value. Please consider defining the term    Surrender Value    in
the glossary and,
clarify here, or in the discussion of contract maintenance fees, how the contract maintenance fee deduction will be imposed upon surrender or withdrawal (e.g., is it proportional or is it the full fee?).

b. Surrender and Withdrawal Restrictions. Please indicate how an Owner can determine the restrictions applicable to his or her particular Qualified Plan.

c. Automatic Withdrawals. In the    Note    at the end of this section, clarify
that withdrawals taken
before the Owner   s first withdrawal under a SecurePay rider may significantly limit the advantages
the rider offers.

21. The Guaranteed Account (pp. 32 - 34).
a. Minimum Guaranteed Rates. Please disclose the guaranteed minimum rates for both the Fixed
Account and the DCA Accounts.

b. Guaranteed Account Value. In subparagraph (6) of the Guarantee Account Value calculation,
please insert the word    optional    before    monthly death benefit fee    or
delete the reference.

22. Selecting a Death Benefit (p. 36 - 37). Per Instructions 1(c) and 4 to Item 10 of Form N-4, please add an appropriate header to the table beginning on page 36 and a column indicating whether the death benefit presented is standard or optional.

23. Selecting a Death Benefit (p. 36 - 37). With respect to the Contract Value Death Benefit, a restriction/limitation states that the benefit cannot be more than Contract Value plus $1,000,000.
Since the death benefit is equal to contract value, please explain supplementally when this restriction might be used.

24. Optional Maximum Anniversary Value Death Benefit (pp. 38 - 39). For consistency, please highlight the last sentence of the carry-over paragraph in bold as you did for the equivalent
 Mr. Bradford Rodgers
February 1, 2022
Page 7 of 10
language under the Optional Return of Purchase Payments Death Benefit heading, above. Do likewise in the Optional Maximum Quarterly Death Benefit narrative as well.

25. Important Considerations for Choosing a Death Benefit (p. 40). Please summarize, in practical terms, the general circumstances in which taking SecurePay rider withdrawals is likely to eliminate the advantages each death benefit option offers over the standard Contract Value Death
Benefit.

26. Protected Lifetime Income Benefits (pp. 40 - 60).
a. Related Optional Benefit Table. Please reduce the footnote font so it appears proportionally smaller than the information in the table.

b. Terminology. Please add the term    Benefit Period    and its definition to
the glossary.

c. Important Considerations. The statutory prospectus notes that certain optional benefits may not be available through certain states. In the KIT (under Restrictions - Optional Benefits) for both the statutory prospectus and ISP, please flag that the availability of certain optional benefits may vary by state. In addition, the corresponding optional benefits table(s) should identify each benefit that may not be available to all investors. See Instructions 1(c) and (7) to Item 10(a) of Form N-4.
Finally, please review and correct the Appendix references throughout this section as appropriate.

d. Beginning Your SecurePay Withdrawals. The disclosure states,    [y]ou may
not make additional
purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election
Date, whichever comes first. Under what circumstances could the Benefit Election Date precede the Rider Issue Date? Please clarify.

e. Rate Sheet Prospectus Supplement Information. Please disclose that all superseded Rate Sheet
Supplements applicable to a Contract issued under this registration statement will be available to investors via a subsequent Appendix to the statutory prospectus.

f. Maximum Withdrawal Percentage. Please change the cross-reference
SecurePay NHSM    to
   SecurePay NH    as indicated on page 53.

g. Maximum Reserve Amount. Please clarify how and how frequently the maximum Reserve
Amount is calculated; also, disclose how an Owner can determine this value at any given time.

h. Excess Withdrawal. Please explain, from a practical perspective, how the incorporation of surrender charges impacts the benefit base reductions shown in the first two examples on page 50
(e.g., would they reduce the benefit base dollar-for-dollar or proportionally in the same way as the excess withdrawal amount functions?).

i. Nursing Home Benefit Period. The last sentence of the first under this heading is repeated in the second paragraph. Please delete one or the other.
 Mr. Bradford Rodgers
February 1, 2022
Page 8 of 10
27. Allocation Guidelines and Restrictions for SecurePay Protector Rider (pp. 57 - 60).
a. Acronyms. The undefined term    PLDAS    appears in the initial allocation
guideline chart on
page 57. Please define this acronym as Protective Life Dynamic Allocation
Series.

b. The Accumulation Phase. We note that the term    Accumulation Phase    first
appears on page 11
and refers to the accumulation phase of the Contract. On page 57, the same capitalized term is used
to refer to the rider   s accumulation phase, not the Contract phase discussed
earlier. Therefore, the
first sentence under    The Accumulation Phase    heading on page 57 could be
read to suggest that
adding a SecurePay rider after the Contract is purchased delays the onset of
the Contract   s
Accumulation Phase. To avoid confusion, please use different terms or reframe the statement on page 57.

c. Prohibited Allocation Instruction Examples. Please confirm that the examples offered under the
   Prohibited Allocation Instructions    heading will refer only to underlying
funds offered under the
Contract. Also, please revise the last sentence under the Prohibited Allocation Instructions section to clarify that the Company will give the Owner notice and an opportunity to cure before terminating the rider for any violation of these allocation restrictions.

28. Base Contract Expense Components (p. 63). In your discussion of the mortality and expense risk charge and the administration charge, please affirmatively state that each of these fees is represented in the fee table on page 13 as a component of the Base Contract Expense indicated in the fee table on page 13.

29. Contract Maintenance Fee (p. 65). In the Contract Maintenance Fee section on page 65, please disclose what is provided in exchange for this charge.

30. General Matters: Minimum Values (p. 82). Please cross-reference the prospectus section or appendix where material state specific variations to the offering are disclosed per the Instruction to
Item 8(a) of Form N-4. Alternatively, in your response letter, please confirm that the prospectus describes all material features of the product, including all state and distribution channel variations, and the material state variations are fully addressed in Appendix D.

31. Distribution (p. 82). As the Contracts have not been registered or sold at this time, please delete the phrase including the Contracts from the first sentence of the fourth paragraph under this heading. Also, make corresponding changes to the parallel reference under Additional
Compensation Paid to Selected Selling Broker-Dealers    on the following page.

32. Fund Appendix.
a. Preamble. Please confirm that the website address will be specific enough to lead investors directly to the prospectuses of the Portfolio Companies, rather than to the home page or other section of the website on which the materials are posted. See Instruction 1(b) to Item 17 of Form N-
4.

b. Presentation of SecurePay Rider Allocation Funds. Please delete the column
titled    SecurePay
Rider Allocation Investment Category    and identify the funds permissible
under the SecurePay
Rider Options in a manner that does not alter the main table format specifically imposed by Item 17
 Mr. Bradford Rodgers
February 1, 2022
Page 9 of 10
of Form N-4. Per Instruction 1(f)(2), the Appendix may incorporate a separate table for this purpose; however, supplemental table format should include all the relevant information in one place so it can function as a stand-alone presentation without changing the main table format.
Please revise accordingly.

c. Additional Text. Please delete the bold and italicized paragraph following the last footnote to the primary Fund table as it is neither required nor permitted by Item 17 under Form N-4.

33. ISP Cover Page. Please confirm that the website address provided will be specific enough to lead investors to a direct link to the statutory prospectus and other required information, rather than to the home page or another part of the website and must be publicly accessible and free of charge.
See Rule 498A(h)(1). Also, please ensure that the reference to Investor.gov in an electronic version
of the summary prospectus provides an active hyperlink to the Commission   s
corresponding
webpage.

34. Table of Contents and Related ISP Headings. Per Rule 498A(b)(5), the headings of an Initial
Summary Prospectus must use only the language indicated in the form. Please revise the heading for the discussion of withdrawals and surrenders from the contract to read Making Withdrawals:
Accessing the Money in Your Contract.


                                              ********


Please respond to the comments above in a letter filed as EDGAR correspondence and in the form of a pre-effective amendment to the registration statement filed pursuant to Rule 472 under the
Securities Act. Where no change has been made in response to a comment, please indicate this in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, please explain how Registrant has revised the disclosure to address the issues raised and, if appropriate, the location of responsive new or revised disclosure in the amended filing. As required by the rule, please ensure that you mark new or revised disclosure to indicate the change. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of any preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.
 Mr. Bradford Rodgers
February 1, 2022
Page 10 of 10
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-
6324 or via email to MarquignyR@sec.gov.


                                                               Sincerely,
                                                            /s/ Rebecca Ament
Marquigny
                                                               Rebecca Ament
Marquigny
                                                               Senior Counsel
                                                               Disclosure
Review Office 2



cc: Thomas E. Bisset, Partner, Eversheds Sutherland
    Christian T. Sandoe, Assistant Director, U.S. Securities and Exchange Commission
    Jay M. Williamson, Branch Chief, U.S. Securities and Exchange Commission Michael L. Kosoff, Senior Special Counsel, U.S. Securities and Exchange
Commission